EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,

	Restated		Restated		Restated		Restated		Restated
	2002		2001		2000		1999		1998

	(Dollars in thousands)
Earnings
Net income	$528,524		$517,091		$470,889		$461,629		$373,524
Add:
Provision for income taxes(a)	264,779		259,999		235,304		241,776		188,750
Fixed charges	929,485		905,826		894,146		807,495		778,817
Less:
Capitalized interest	58,274		58,845		50,019		45,235		54,297

Earnings as adjusted (A)	$1,664,514		$1,624,071		$1,550,320		$1,465,665		$1,286,794

Preferred dividend requirements	$19,645		$14,624		$18,570		$18,131		$16,965
Ratio of income before provision for income taxes to net income	150%		150%		150%		152%		151%

Preferred dividend factor on pretax basis	29,468		21,936		27,855		27,559		25,617

Fixed charges
Interest expense	846,353		792,611		773,539		686,767		639,964
Capitalized interest	58,274		58,845		50,019		45,235		54,297
Interest factor of rents	24,858		54,370		70,588		75,493		84,556

Fixed charges as adjusted (B)	929,485		905,826		894,146		807,495		778,817

Fixed charges and preferred stock dividends (C)	$958,953		$927,762		$922,001		$835,054		$804,434

Ratio of earnings to fixed charges ((A) divided by (B))	1.79	x	1.79	x	1.73	x	1.82	x	1.65	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.74	x	1.75	x	1.68	x	1.76x		1.60	x

(a)	2001 includes income taxes related to cumulative effect of accounting change.